JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT ("Agreement"), made and entered into as of this 3rd day of September, 2010, by and between Phoenix Productions and Entertainment Group, LLC. a Nevada limited liability company ("PPEG") and Bibb Corporation, A Nevada publicly traded company on the OTC Bulletin Board("BIBB").

ARTICLE I
GENERAL PROVISIONS

1.01 Business Purpose. The business of the Joint Venture shall be as follows: PPEG and BIBB desire to participate in a joint venture for the production and distribution of television, feature films, and other entertainment projects.

1.02 Term of the Agreement. This Joint Venture shall commence on the date first above written and shall continue in existence until terminated, liquidated, or dissolved by law or as hereinafter provided.

ARTICLE II
GENERAL DEFINITIONS

The following comprise the general definitions of terms utilized in this Agreement:

2.01 Affiliate. An Affiliate of an entity is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control of such entity.

2.02 Capital Contribution(s). The capital contribution to the Joint Venture actually made by the parties, including property, cash and any additional capital contributions made.

2.03 Profits and Losses. Any income or loss of the Partnership for federal income tax purposes determined by the Partnership's fiscal year, including, without limitation, each item of Partnership income, gain, loss or deduction.

ARTICLE III
OBLIGATIONS OF THE JOINT VENTURERS

BIBB agrees to change its name to Z3 Enterprises, Inc., which
shall be responsible for all operations and decisions of the
Joint Venture and will receive a percentage of the profits
payment of expenses related to each project for providing
various management services over the funding of each project
including if necessary the formation of Affiliate or Subsidiary
entities under which each project, which will be separately
funded.

PPEG agrees to provide capital to fund the production,
distribution, and implementation of projects. PPEG agrees to
provide BIBB with a minimum of $10 Million in loans, lines of
credit, or investments up to $100 Million. PPEG shall use its
network of accredited investors including individuals, brokerage
firms, hedge funds, investment banks, financial institutions,
brokers, pension funds, and the like to provide sufficient
capital to fund the upcoming projects. PPEG further represents
and warrants that any funds when committed to BIBB will be
exclusively set aside for BIBB and will not be pledged for any
other transaction prior to release of the funds to BIBB for
project funding. Said funds shall be placed into the account of
an accredited financial institution for the use and benefit of
BIBB, exclusively.

ARTICLE IV
PAYMENTS/ALLOCATIONS

4.01 Profits and Losses. Commencing on the date hereof and
ending on the termination of the business of the Joint Venture,
all profits, losses and other allocations to the Joint Venture
shall be allocated as follows:

> PPEG shall receive the full amount of its loan or
> investment plus an interest payment of five percent (5%)
> from BIBB, upon receipt by BIBB of revenues from each
> project including licensing, tax incentives, sales,
> domestically and internationally, and all other forms of
> income related to the projects funded by capital from PPEG.
> PPEG may at its option, convert any loans or lines of
> credit provided from the date of this agreement until

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December 31, 2010 into common stock of BIBB at a price of
$2.50 per share. For any loans or lines of credit provided
after December 31, 2010, PPEG may, at its option, make such
conversions at a rate of $3.50 per share.

Upon receipt by PPEG, its original capital or conversion of
the principal to common stock, the profits of each project
shall be split 50/50, after reimbursement of BIBB's
expenses, for the entire shelf life of the completed
project. Said profits include any current and future
distributions of the completed projects.

ARTICLE V
RIGHTS AND DUTIES OF THE JOINT VENTURERS

5.01 Business of the Joint Venture. BIBB shall have full,
exclusive and complete authority and discretion in the
management and control of the business of the Joint Venture for
the purposes herein stated and shall make all decisions
affecting the business of the Joint Venture. At such, any action
taken shall constitute the act of, and serve to bind, the Joint
Venture. BIBB shall manage and control the affairs of the Joint
Venture to the best of its ability and shall use its best
efforts to carry out the business of the Joint Venture. PPEG
shall not participate in or have any control over the Joint
Venture business, nor shall it have any authority or right to
act for or bind the Joint Venture unless said authority or
control comes with the exercise of any stock options or stock
purchases in BIBB providing for control of the afore mentioned
Joint Venture.

ARTICLE VI
AGREEMENTS WITH THIRD PARTIES AND WITH AFFILIATES OF THE JOINT
VENTURERS

6.01 Validity of Transactions. Affiliates of the parties to this
Agreement may be engaged to perform services for the Joint
Venture. The validity of any transaction, agreement or payment
involving the Joint Venture and any Affiliates of the parties to
this Agreement otherwise permitted by the terms of this
Agreement shall not be affected by reason of the relationship
between them and such Affiliates or the approval of said
transactions, agreement or payment.

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6.02 Other Business of the Parties to this Agreement. The parties to this Agreement and their respective Affiliates may have interests in businesses other than the Joint Venture's business. The Joint Venture shall not have the right to the income or proceeds derived from such other business interests and, even if they are competitive with the Joint Venture's business, such business interests shall not be deemed wrongful or improper.

ARTICLE VII
PAYMENT OF EXPENSES

All expenses of the Joint Venture shall be paid by BIBB and shall be reimbursed by the Joint Venture prior to any distribution of the net proceeds.

ARTICLE VIII
INDEMNIFICATION OF THE JOINT VENTURERS

The parties to this Agreement shall have no liability to the other for any loss suffered which arises out of any action or inaction if, in good faith, it is determined that such course of conduct was in the best interests of the Joint Venture and such course of conduct did not constitute negligence or misconduct. The parties to this Agreement shall each be indemnified by the other against losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with the Joint Venture.

ARTICLE IX
DISSOLUTION

9.01 Events of the Joint Venturers. The Joint Venture shall be dissolved upon the happening of any of the following events: (a) The adjudication of bankruptcy, filing of a petition pursuant to a Chapter of the Federal Bankruptcy Act, withdrawal, removal or insolvency of either of the parties; (b) The sale or other disposition, not including an exchange of all, or substantially all, of the Joint Venture assets; or (c) Mutual agreement of the parties.

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ARTICLE X
MISCELLANEOUS PROVISIONS

10.01 Books and Records. The Joint Venture shall keep adequate books and records at its place of business, which shall be the offices of BIBB wherever an whenever established, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Joint Venture.

10.02 Validity. In the event that any provision of this Agreement shall be held to be invalid, the same shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

10.03 Integrated Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions or warranties among the parties other than those set forth herein provided for.

10.04 Headings. The headings, titles and subtitles used in this Agreement are for ease of reference only and shall not control or affect the meaning or construction of any provision hereof.

10.05 Notices. Except as may be otherwise specifically provided in this Agreement, all notices required or permitted hereunder shall be in writing and shall be deemed to be delivered when deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested, addressed to the parties at their respective addresses set forth in this Agreement or at such other addresses as may be subsequently specified by written notice.

BIBB Corporation (Z3 Enterprises)   PPEG, LLC
5645 Coral Ridge Drive   2831 St. Rose Parkway
Suite 171   Suite 204
Coral Springs, FL 33076   Henderson, NV 89052

10.06 Applicable Law and Venue. This Agreement shall be construed and enforced under the laws of the State of Nevada.

10.07 Other Instruments. The parties hereto covenant and agree that they will execute each such other and further instruments and documents as are or may become reasonably necessary or convenient to effectuate and carry out the purposes of this Agreement.

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10.07   This agreement may be signed in counterpart. Fascimiles or other electronics submissions shall be deemed valid.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BIBB Corporation.
A Nevada Corporation



Judson BIBB, President

Phoenix Productions and Entertainment Group, LLC
A Nevada Limited Liability Company



Zig Ziegler, Managing Member